

April 30, 2014

<u>Via E-mail</u>
Jennifer Wuamett
General Counsel
Freescale Semiconductor, LTD
6501 William Cannon Drive West
Austin, Texas 78735

        Re: **Freescale Semiconductor, LTD**
                Form 10-K for the fiscal year ended December 31, 2013
                Filed February 10, 2014
                File No. 001-35184

Dear Ms. Wuamett:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2013</u>

<u>Consolidated Financial Statements</u>

<u>Note 1. Business Segments, page 66</u>

1. We reference the disclosure on page 66 that you operate and account for your results in one reportable segment, the design, development, manufacture and market of high performance semiconductor products. Please tell us how you considered the guidance in FASB ASC 280-10-50-1 through 9. In this regard, we note that you have five major focused product groups, each of which has a Senior Vice President and General Manager that oversees its operations and may be

considered a segment manager. Please clarify why these product groups do not represent segments or aggregated segments under FASB ASC 280.

Note 7. Income Taxes, page 88

2. In future filings please provide the disclosures related to undistributed earnings of foreign subsidiaries in compliance with FASB ASC 740-30-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Senior Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief